UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                               (AMENDMENT NO. 1)*

                       Interactive Brand Development, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    141637 30
                                 (CUSIP Number)

                                February 4, 2005
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             CMI II, LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,113,806

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,113,806

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,113,806

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.7%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg Master Investments Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,113,806

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,113,806

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,113,806

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.7%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Sandell Asset Management Corp.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,113,806

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,113,806

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,113,806

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.7%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg International Limited

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,113,806

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,113,806

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,113,806

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.7%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg International Holdings Limited

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,113,806

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,113,806

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,113,806

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.7%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas E. Sandell

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,113,806

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,113,806

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,113,806

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.7%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock of Interactive Brand Development, Inc. (f/k/a Care Concepts I, Inc.) beneficially owned by the Reporting Persons identified in Item 2(a) below as of February 28, 2005 and amends and restates the Schedule 13G filed by Sandell Asset Management Corp. on October 12, 2004 (collectively, the "Schedule 13G"). This amendment is being filed to reflect that the shares of Common Stock (as defined below) beneficially owned by the Reporting Persons are now directly owned by CMI II, LLC.

ITEM 1(a).      NAME OF ISSUER:

     Interactive  Brand   Development,   Inc.  (f/k/a  Care  Concepts  I,  Inc.)
("Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         2200 SW 10th Avenue
         Deerfield Beach, Florida 33443


ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: CMI II, LLC, a Delaware limited liability company ("CMI II"), Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"), Sandell Asset Management Corp., a British Virgin Islands company ("SAMC"), Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"), Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"), and Thomas E. Sandell, a citizen of Sweden ("Sandell").

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address of CMI II is c/o Kleinberg, Kaplan, Wolff & Cohen, 551 Fifth Avenue, New York, New York 10176.

     The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

     The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York 10019.

ITEM 2(c).      CITIZENSHIP:

     CMI II is a Delaware limited liability company.

     Each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings and SAMC is a company formed under the laws of the British Virgin Islands.

     Sandell is a citizen of Sweden.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $.001 per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     141637 30

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
              OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

          The Reporting Persons beneficially own 2,113,806 shares of Common Stock, which consists of: (i) 32,500 shares of the Issuer's 10% convertible Series F Senior Preferred Stock ("Series F Preferred Stock") which is convertible into 1,083,333 shares of Common Stock, (ii) warrants ("Warrants") exercisable for 363,806 shares of Common Stock, and (iii) the option to acquire an additional 20,000 shares of Series F Preferred Stock convertible into 666,667 shares of Common Stock. See below for further information concerning the conversion.

          The calculation of the conversion of the Series F Preferred Stock above is based on a conversion price of $3.00 per share. However, additional shares of Common Stock may be issued to the Reporting Persons upon a conversion of Series F Preferred Stock based on the then market price of the Common Stock in accordance with the terms of the Certificate of Designations.

          In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Reporting Persons' Series F Preferred Stock and Warrants are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership
     Limitation"). The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons' aggregate beneficial ownership to exceed the Ownership Limitation.

          (b) Percent of Class:

          The Reporting Persons beneficially own 2,113,806 shares of Common Stock representing 6.7% of all the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

                     Not applicable.

               (ii) Shared power to vote or to direct the vote of shares of Common Stock:

                     The Reporting Persons have the shared power to vote or direct the vote of 2,113,806 shares of Common Stock beneficially owned by the Reporting Persons.

               (iii) Sole power to dispose or to direct the  disposition of shares of Common Stock:

                     Not applicable.

                (iv) Shared  power to dispose or to direct the  disposition  of shares of Common Stock:

                     The Reporting Persons have the shared power to dispose or to direct the disposition of the 2,113,806 shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by CMI II. Castlerigg Master Investments is the managing member of CMI II. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B attached hereto.


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.


ITEM 10.   CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  March 3, 2005               CMI II, LLC


                                    By: /s/Timothy O'Brien
                                        --------------------
                                        Name:  Timothy O'Brien
                                        Title: Authorized Signatory


                                      CASTLERIGG MASTER INVESTMENTS LTD.
                                      By: Sandell Asset Management Corp.
                                               As Investment Manager


                                            By: /s/Thomas E. Sandell
                                                --------------------
                                            Name:       Thomas E. Sandell
                                            Title:      Director


                                      SANDELL ASSET MANAGEMENT CORP.


                                      By: /s/Thomas E. Sandell
                                          --------------------
                                      Name:  Thomas E. Sandell
                                      Title: Director



                                      CASTLERIGG INTERNATIONAL LIMITED


                                      By: /s/Thomas E. Sandell
                                          --------------------
                                      Name: Thomas E. Sandell
                                      Title: Director


                                      CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                                      By: /s/Thomas E. Sandell
                                          --------------------
                                      Name: Thomas E. Sandell
                                      Title: Director


                                      /s/Thomas E. Sandell
                                      --------------------
                                      Thomas E. Sandell

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Interactive Brand Development, Inc. (f/k/a Care Concepts I, Inc.) dated as of March 3, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Dated:  March 3, 2005           CMI II, LLC



                                By: /s/Timothy O'Brien
                                    --------------------
                                    Name:  Timothy O'Brien
                                    Title: Managing Member


                                  CASTLERIGG MASTER INVESTMENTS LTD.
                                  By: Sandell Asset Management Corp.
                                           as Investment Manager

                                        By: /s/Thomas E. Sandell
                                            --------------------
                                        Name:  Thomas E. Sandell
                                        Title: Director


                                  SANDELL ASSET MANAGEMENT CORP.


                                  By: /s/Thomas E. Sandell
                                      --------------------
                                  Name:  Thomas E. Sandell
                                  Title: Director


                                  CASTLERIGG INTERNATIONAL LIMITED


                                  By: /s/Thomas E. Sandell
                                      --------------------
                                  Name: Thomas E. Sandell
                                  Title: Director


                                  CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                                  By: /s/Thomas E. Sandell
                                      --------------------
                                  Name: Thomas E. Sandell
                                  Title: Director



                                  /s/Thomas E. Sandell
                                  --------------------
                                  Thomas E. Sandell

                                    EXHIBIT B

                     IDENTIFICATION OF MEMBERS OF THE GROUP




CMI II, LLC
Castlerigg Master Investments Ltd.
Sandell Asset Management Corp.
Castlerigg International Limited
Castlerigg International Holdings Limited
Thomas E. Sandell